Filed pursuant to Rule 433

Registration Statement No. 333-142116

April 16, 2010

Relating to Preliminary Prospectus Supplement

dated April 16, 2010

FEDERATIVE REPUBLIC OF BRAZIL – FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	4.875% Global Bonds due 2021

Ratings*	Baa3/BBB-/BBB- (Positive / Stable / Stable)

Distribution	SEC Registered

Amount Issued	US$750,000,000; Brazil reserves the right to increase the aggregate principal amount of the global bonds being offered by up to US$37,500,000 or 5%, during Asian market hours on April 16, 2010

Gross Proceeds	US$742,335,000 (not including accrued interest, if any)

Coupon	4.875% 30/360-day count basis

Maturity	January 22, 2021

Offering Price	98.978%

Yield to Maturity	5.000%

Reference Benchmark Bond	UST 3.625% due February 15, 2020

Benchmark Yield	3.844%

Reoffer Spread	115.6 bps

Underwriting Fee	0.25%

Denominations (Min /Increment)	US$100,000/US$1,000

Interest Pay Dates	January 22 and July 22

First Interest Payment Date	July 22, 2010 (short first coupon)

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	April 15, 2010

Settlement Date	April 22, 2010 (T+5)

CUSIP / ISIN	105756BS8 / US105756BS83

Listing	Euro MTF Market Luxembourg

Bookrunners	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Co-Manager(s)	BB Securities Ltd. Santander Investment Securities Inc.

Underwriting Commitments	Citigroup Global Markets Inc.: US$367,500,000 J.P. Morgan Securities Inc.: US$367,500,000 BB Securities Ltd.: US$7,500,000 Santander Investment Securities Inc.: US$7,500,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312510084198/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Citigroup Global Markets Inc., calling toll-free 1-877-858-5407 or at J.P. Morgan Securities Inc., calling toll-free 1-866-846-2874.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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